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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)

ElkCorp
(Name of Subject Company (Issuer))

Building Materials Corporation of America
(Names of Filing Persons — Offerors)

COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)

287456107
(CUSIP Number of Class of Securities)

Building Materials Corporation of America
1361 Alps Road
Wayne, NJ 07470
(201) 628-3000
Attention: John F. Rebele
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Maurice M. Lefkort, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099
(212) 728-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

$901,969,200	$96,510.71

*
The amount of the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the transaction valuation by 0.000107. For purposes of calculating the filing fee only, the transaction valuation was determined by multiplying the purchase price of $40.00 per share by the sum of (i) the 20,610,111 shares of common stock, par value $1.00 per share, of ElkCorp (the "Shares"), issued and outstanding as of December 15, 2006, according to the Agreement and Plan of Merger, dated December 18, 2006 (the "Prior Merger Agreement"), by and among CGEA Holdings, Inc., CGEA Investor, Inc. and ElkCorp; (ii) the stock options granted to purchase 1,357,419 Shares issued and outstanding as of December 15, 2006, according to the Prior Merger Agreement; and (iii) the 581,700 Shares subject to outstanding performance share awards as of December 15, 2006, according to the Prior Merger Agreement.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$96,793.22	Filing Party:	Building Materials Corporation of America
Form or Registration No.:	005-02742	Date Filed:	December 20, 2006, January 3, 2007 and January 8, 2007
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

☐
Check the appropriate boxes below to designate any transactions to which the statement relates.

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☒
amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

(Continued on following pages)

SCHEDULE TO

        This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this "Amended Schedule TO") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "Commission") on December 20, 2006, as amended and supplemented by Amendment No. 1 thereto filed with the Commission on January 3, 2007 and by Amendment No. 2 thereto filed with the Commission on January 8, 2007, by Building Materials Corporation of America (including any successor thereto, the "Purchaser"), pursuant to Rule 14d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with Purchaser's offer to purchase all of the issued and outstanding shares of common stock, par value $1.00 per share (the "Common Stock"), of ElkCorp, a Delaware corporation (the "Company"), and the associated Series A Participating Preferred Stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") at a price of $40.00 per Share, net to the seller in cash (less applicable withholding taxes and without interest). The terms and conditions of the offer are described in the Offer to Purchase, dated December 20, 2006 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"), and the instructions thereto (the offer reflected by such terms and conditions, as they may be amended or supplemented from time to time, constitutes the "Offer"). Capitalized terms used and not otherwise defined in this Amended Schedule TO shall have the same meanings assigned to such terms in the Schedule TO or the Offer to Purchase.

        The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amended Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        Item 5 of the Schedule TO is hereby amended and supplemented by adding the following:

        Section 10—Background of the Offer; Contacts with the Company—of the Offer to Purchase is hereby amended and supplemented as follows:

        The following section is hereby added immediately preceding the last paragraph of Section 10 of the Offer to Purchase:

  On January 8, 2007, the Company filed a Schedule 14D-9 with the Commission, in which the Special Committee of the Board of Directors of the Company and the Company Board recommended that the Company's shareholders reject the Offer and not tender their Shares. On January 9, 2007, BMCA sent the following letter to the Special Committee of the Board of Directors of the Company.

    January 9, 2007

    Special Committee of the Board of Directors of ElkCorp
    c/o Mark Gordon, Esq.
    Wachtell, Lipton Rosen & Katz
    51 West 52nd Street
    New York, NY 10019

    Ladies and Gentlemen:

            We have reviewed the 14D9 Elk filed late yesterday afternoon and hasten to reply. While we appreciate the Committee's commitment to continue the due diligence process with a view toward entering into a mutually satisfactory merger agreement, we were surprised by the multitude of inaccuracies and the adversarial tone and emphasis of the document.

            By way of just one example, the 14D9 suggests that BMCA's pending tender offer is conditioned on due diligence. In point of fact, nothing could be further from the truth, as its express terms make clear and our January 5th letter confirms. The offer does include quite naturally conditions customary in tender offers made without confidential information, such as its material adverse change provision. There should be nothing surprising about an offer made without the assistance of due diligence—which the Committee had denied us at the time of the filing of the offer—where an offeror seeks to protect itself in the event of a material adverse change. All that being said, BMCA continues to be willing to proceed on the terms of its pending tender offer.

            When the Committee, however, stated its interest in substantially narrowing the tender offer conditions, BMCA and the Committee agreed to negotiate a two-step tender and merger agreement on terms equal or superior to Elk's Carlyle agreement, and to include new terms more appropriate for an agreement made with confidential information. To this end, we entered into confidentiality and standstill agreements to provide BMCA with access to due diligence so as to be able to reach a merger agreement with the Committee with substantially narrower conditions. With regard to the material adverse change provision mentioned above, for example, BMCA agreed that it would substantially narrow the material adverse change provision after you had taken us through, and gotten us comfortable with, the Company's recent operating performance and plan for 2007.

            Notwithstanding Elk's agreement to provide reasonable due diligence—and I would acknowledge that the pace has accelerated markedly in the last several days—it continues to be a challenging process. With all due respect, we believe this results from a process that has been flawed from the very beginning wherein access to information, negotiation of the agreements, and other aspects of the process are being managed by a Chief Executive, who is for all intents and purposes a competing bidder, and an investment banker, who at least in the early stages of the process was working with senior management, before the involvement of the Special Committee, to assist it, among other things, in interesting a management buyout partner. Not surprisingly, this process has already exposed the Elk Board and Members of the Special Committee to several serious lawsuits.

            Despite our recent progress on the due diligence front, you should know that any number of our reasonable diligence requests are still being filibustered by management and its advisors. By way of several recent examples, we are currently being denied access to any information concerning Elk's December performance, information concerning Elk's material contracts and obligations, and the Company's most recent outlook and plan for 2007. These requests are well within the scope of any normal diligence and should not be the subject of negotiation.

            Although we have made plain at the outset that BMCA's offer is not conditioned upon financing, we nonetheless furnished the Committee with copies of our financing commitments to which the Company's 14D9 now takes issue. By way of background, when your advisors questioned the form of our financing commitments, claiming that they were not as precise or strong as Carlyle's, we asked the Committee to furnish us with the forms of commitment provided by Carlyle so that we could work with our underwriters to refine the commitments accordingly. Unfortunately, BMCA has still not received an answer to this request made about two weeks ago and restated as recently as this past Sunday afternoon.

            By way of further background concerning BMCA's financing commitments, approximately two weeks ago the Company's advisors provided comments on our financing commitments, citing three concerns. We immediately conferred with BMCA's underwriters, redrafted the commitments to address the three issues, and the revised financing commitments were delivered to the Committee last Friday. Then after having had our original financing commitments for three weeks, ELK forwarded on Saturday night (just in time to make it into the 14D9!), an extensive list of new "issues" involving primarily mechanical form-over-substance considerations which had not been raised before—obviously not leaving

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    time to respond before the filing of the Committee's 14D9. Among the issues raised by the Company's advisors were many that had already been resolved or were clearly inappropriate.

            Moreover, there are other material inaccuracies in your 14D9, too many to enumerate here. By way of just one example, you cite the need for BMCA note holder consents as a condition of the tender even though we announced on Friday and informed Elk's advisors on Sunday that the consents have already been received. More generally, it would be constructive if BMCA were given a meaningful chance to respond to Elk's advisors' concerns, both real and illusory, before they become the basis of the Committee's decisions.

            We are confident that our proposal is superior, we are absolutely committed to concluding this transaction and maximizing value for Elk shareholders, and we stand ready to work with you towards a negotiated transaction. Finally, we renew our earlier suggestion to meet directly with the Special Committee and its advisors so as to correct any needless misunderstanding and assure that the process from here moves forward in the most constructive fashion.

Sincerely,
/s/ ROBERT B. TAFARO Robert B. Tafaro President and Chief Executive Officer
    cc:
    Mr. Thomas D. Karol, CEO
    Mr. Lee Lebrun, UBS

ITEM 12. EXHIBITS.

        Item 12 of the Schedule TO is amended and supplemented by adding the following:

        (a)(1)(Q)    Letter, dated January 9, 2007, from Robert B. Tafaro, President and Chief Executive Officer of Building Materials Corporation of America, to the Special Committee of the Board of Directors of ElkCorp.

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SIGNATURE

        After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies as of January 9, 2007 that the information set forth in this statement is true, complete and correct.

Building Materials Corporation of America
By:	/s/ ROBERT B. TAFARO Name: Robert B. Tafaro Title: President and Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated December 20, 2006. *
(a)(1)(B)	Letter of Transmittal. *
(a)(1)(C)	Notice of Guaranteed Delivery. *
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees. *
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees. *
(a)(1)(F)	Form of Letter to Participants in the ElkCorp Employee Stock Ownership Plan. *
(a)(1)(G)	Trustee Direction Form. *
(a)(1)(H)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *
(a)(1)(I)	Press Release Issued by Purchaser, dated December 20, 2006, Announcing the Commencement of the Offer. *
(a)(1)(J)	Summary Advertisement, dated December 20, 2006, Appearing in the New York Times. *
(a)(1)(K)	Press Release, dated December 17, 2006. *
(a)(1)(L)	Letter, dated December 17, 2006, from Robert B. Tafaro, President and Chief Executive Officer of Building Materials Corporation of America, to Thomas D. Karol, Chairman of the Board and Chief Executive Officer of ElkCorp. *
(a)(1)(M)	Press Release, dated December 18, 2006. *
(a)(1)(N)	Letter, dated December 18, 2006, from Robert B. Tafaro, President and Chief Executive Officer of Building Materials Corporation of America, to the Board of Directors of ElkCorp. *
(a)(1)(O)	Letter from Samuel J. Heyman, general partner of Heyman Investment Associates Limited Partnership, to Mr. Robert B. Tafaro, Chief Executive Officer and President of Building Materials Corporation of America, dated August 28, 2006. *
(a)(1)(P)	Letter, dated January 5, 2007, from Robert B. Tafaro, President and Chief Executive Officer of Building Materials Corporation of America, to the Special Committee of the Board of Directors of ElkCorp. *
(a)(1)(Q)	Letter, dated January 9, 2007, from Robert B. Tafaro, President and Chief Executive Officer of Building Materials Corporation of America, to the Special Committee of the Board of Directors of ElkCorp.
(b)(1)	Senior Secured Financing Commitment Letter, between Bear, Stearns & Co. Inc., Bear Stearns Corporate Lending Inc., Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc. and Building Materials Corporation of America, dated December 18, 2006. *
(b)(2)	Bridge Commitment Letter, between Bear Stearns Corporate Lending Inc., Deutsche Bank AG Cayman Islands Branch and Building Materials Corporation of America, dated December 18, 2006. *
(d)(1)	Confidentiality Agreement, dated as of December 29, 2006, by and among the Company, Heyman Investment Associates Limited Partnership and Purchaser. *

*
Previously filed.

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Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934 (Amendment No. 3)
CALCULATION OF FILING FEE
SCHEDULE TO
SIGNATURE
EXHIBIT INDEX